RATIO OF EARNINGS TO FIXED CHARGES			EXHIBIT 12

( in thousands )	Three months ended		Nine months ended
	September 30,		September 30,
	2001	2000	2001	2000

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
eliminating undistributed earnings of 20%- to
50%-owned affiliates	$39,817	$61,744	$241,151	$203,161
Fixed charges excluding capitalized interest and
preferred stock dividends of majority-owned
subsidiary companies	9,900	14,935	35,935	44,438

Earnings as defined	$49,717	$76,679	$277,086	$247,599

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
debt issue costs	$8,417	$13,393	$31,737	$39,510
Interest capitalized	179	17	591	47
Portion of rental expense representative
of the interest factor	1,483	1,542	4,198	4,928
Preferred stock dividends of majority-owned
subsidiary companies	20	20	60	60

Fixed charges as defined	$10,099	$14,972	$36,586	$44,545

RATIO OF EARNINGS TO FIXED CHARGES	4.92	5.12	7.57	5.56

E-2